SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair announces 7 SUMMER SUN routes AT CORK

Don'T Be screwed by aer lingus' high fares

Ryanair, the world's favourite airline, today (2nd Feb 10) announced that it will open seven new summer sun routes, and temporarily base one additional aircraft at Cork for the 3 peak months of June, July and August, to offer Cork consumers competition, choice and much lower summer sun fares than Aer Lingus.

Ryanair's seven summer sun routes from Cork to Alicante, Barcelona (Reus), Bordeaux, Faro, La Rochelle, Lanzarote and Malaga will deliver an additional 40,000 passengers through Cork airport in just three months.  However, Ryanair highlighted that year round growth at Cork is not possible due to the Irish Govt's €10 tourist tax and the high, and rising, charges imposed by the DAA Monopoly at Cork airport.

Ryanair's new routes will allow many families in Munster to travel to the sun at low fares from Cork Airport and make up for much of the flights lost as a result of Budget Travel's recent closure.

Ryanair celebrated these seven summer peak routes by slashing 30% off its current fares for travel in late February and March which are available for booking for 3 days only on www.ryanair.com.

Ryanair's Michael O'Leary said:

"Ryanair's seven summer peak routes will mean that for the first time the people of Cork can escape to the sun by availing of Ryanair's guaranteed lowest fares, avoiding Aer Lingus' high fares.

"To celebrate these new summer peak routes Ryanair is slashing 30% of all fares which are now available for travel across Europe in late February and March.  Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com".

New Summer Sun Routes Jun-Aug '10

Cork to	Start	Fare	Aer Lingus Cheapest	Saving
Alicante	June	59.99	91	34%
Barcelona (Reu)	June	39.99	67	40%
Bordeaux	June	39.99	-	-
Faro	June	74.99	117	36%
La Rochelle	June	39.99	77	48%
Lanzarote	June	74.99	137	45%
Malaga	June	74.99	117	36%

Ends.                                                               Tuesday, 2nd February 2010

Stephen McNamara- Ryanair                      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1271                                  Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  2 February, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary